Mail Stop 4561

March 28, 2006

By U.S. Mail and facsimile to (724) 464-1112

Mr. John J. Dolan
Executive Vice President and
Chief Financial Officer
First Commonwealth Financial Corporation
22 N. Sixth Street
Indiana, PA 15701

Re: First Commonwealth Financial Corporation
        Item 4.01 Form 8-K
        Filed March 27, 2006
        File No. 001-11138

Dear Mr. Dolan:

        We have reviewed your filing and have the following comment.
Where indicated, we think you should revise your document in response
to this comment. If you disagree, we will consider your explanation as
to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing. We
look forward to working with you in these respects. We welcome any
questions you may have about our comment or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the
end of this letter.

1. Please amend your Form 8-K to state if you consulted with your newly
engaged auditor during the two most recent years, and any subsequent
interim period prior to engaging your new auditor. Refer to Item
3.04(a)(2) of Regulation S-K.
* * * * *

        As appropriate, please amend your filing and respond to this
comment within five business days or tell us when you will respond. You
may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that
keys your responses to our comment and provides any requested
information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing
your amendment and responses to our comment.

        We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing to be certain that the filing
includes all information required under the Securities Exchange Act of
1934 and that they have provided all information investors require for

an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions, please call me at (202) 551-3781.

Sincerely,

Matthew Komar
Staff Accountant